SECURITIES AND EXCHANGE COMMISSION

Investment Company Act Release No. 33496

Notice of Applications for Deregistration under Section 8(f) of the Investment Company Act of 1940

May 31, 2019

The following is a notice of applications for deregistration under section 8(f) of the Investment Company Act of 1940 for the month of May 2019. A copy of each application may be obtained via the Commission's website by searching for the file number, or for an applicant using the Company name box, at http://www.sec.gov/search/search.htm or by calling (202) 551-8090. An order granting each application will be issued unless the SEC orders a hearing. Interested persons may request a hearing on any application by writing to the SEC's Secretary at the address below and serving the relevant applicant with a copy of the request, personally or by mail.

Hearing requests should be received by the SEC by 5:30 p.m. on June 25, 2019, and should be accompanied by proof of service on applicants, in the form of an affidavit or, for lawyers, a certificate of service. Pursuant to Rule 0-5 under the Act, hearing requests should state the nature of the writer's interest, any facts bearing upon the desirability of a hearing on the matter, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Commission's Secretary.

ADDRESS: The Commission: Secretary, U.S. Securities and Exchange Commission, 100 F Street, NE, Washington, DC 20549-1090.

FOR FURTHER INFORMATION CONTACT: Shawn Davis, Branch Chief, at (202) 551-6413 or Chief Counsel's Office at (202) 551-6821; SEC, Division of Investment Management, Chief Counsel's Office, 100 F Street, NE, Washington, DC 20549-8010.

BlackRock California Municipal 2018 Term Trust [File No. 811-10499]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 27, 2018 and December 28, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $42,818.98 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $80,960.66 for the purpose of paying certain outstanding liabilities.

Filing Dates: The application was filed on January 14, 2019, and amended on May 14, 2019.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock Municipal 2018 Term Trust [File No. 811-10501]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 27, 2018 and December 28, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $81,295.48 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $126,596.82 for the purpose of paying certain outstanding liabilities.

Filing Dates: The application was filed on January 14, 2019, and amended on May 14, 2019.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

BlackRock New York Municipal 2018 Term Trust [File No. 811-10503]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 27, 2018 and December 28, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $31,765.48 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $59,706.17 for the purpose of paying certain outstanding liabilities.

Filing Dates: The application was filed on January 14, 2019, and amended on May 14, 2019.

Applicant's Address: 100 Bellevue Parkway, Wilmington, Delaware 19809.

CC Real Estate Income Fund-T2 [File No. 811-23405]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Dates: The application was filed on March 11, 2019, and amended on April 24, 2019.

Applicant's Address: 590 Madison Avenue, 34th Floor, New York, New York 10022.

Excelsior Venture Partners III LLC [File No. 811-22386]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. On December 26, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $40,715 incurred in connection with the liquidation were paid by the applicant. Applicant also has retained $163,890 for the purpose of paying certain shareholders unclaimed distribution amounts in connection with the liquidation.

Filing Dates: The application was filed March 15, 2019, and amended on May 2, 2019.

Applicant's Address: 325 North Saint Paul Street, 49th Floor, Dallas, Texas 75201.

Legg Mason Funds Trust [File No. 811-23107]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On October 19, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $25,652 incurred in connection with the liquidation were paid by the applicant and the applicant's investment adviser (or affiliate thereof).

Filing Dates: The application was filed March 7, 2019, and amended on May 15, 2019.

Applicant's Address: 620 Eighth Avenue, 49th Floor, New York, New York 10018.

Nuveen Credit Opportunities 2020 Target Term Fund [File No. 811-23194]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on May 2, 2019.

Applicant's Address: 333 West Wacker Drive, Chicago, Illinois 60606.

Nuveen Credit Opportunities 2024 Target Term Fund [File No. 811-23193]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on May 2, 2019.

Applicant's Address: 333 West Wacker Drive, Chicago, Illinois 60606.

Nuveen High Income December 2022 Target Term Fund [File No. 811-23073]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on May 2, 2019.

Applicant's Address: 333 West Wacker Drive, Chicago, Illinois 60606.

Nuveen Municipal 2023 Target Term Fund [File No. 811-23104]

Summary: Applicant, a closed-end investment company, seeks an order declaring that it has ceased to be an investment company. Applicant has never made a public offering of its securities and does not propose to make a public offering or engage in business of any kind.

Filing Date: The application was filed on May 2, 2019.

Applicant's Address: 333 West Wacker Drive, Chicago, Illinois 60606.

Piedmont Investment Trust [File No. 811-21689]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 20, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $32,336 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Dates: The application was filed on December 28, 2018, and amended on May 1, 2019.

Applicant's Address: Sheets Smith Wealth Management, Inc., 120 Club Oaks Court, Suite 200, Winston-Salem, North Carolina 27104.

TD Asset Management USA Funds Inc. [File No. 811-09086]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 12, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $29,482 incurred in connection with the liquidation were paid by the applicant's investment adviser. Applicant also has retained $377,101.32 for the purpose of paying outstanding liabilities.

Filing Date: The application was filed on April 18, 2019.

Applicant's Address: c/o TD Asset Management USA Funds Inc., 399 Park Avenue, New York, New York 10022.

T. Rowe Price Capital Appreciation & Income Fund, Inc. [File No. 811-23212]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On March 14, 2019, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $219,329.51 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 25, 2019.

Applicant's Address: 100 East Pratt Street, Baltimore, Maryland 21202.

UTC North American Fund, Inc. [File No. 811-06194]

Summary: Applicant seeks an order declaring that it has ceased to be an investment company. On December 20, 2018, applicant made liquidating distributions to its shareholders based on net asset value. Expenses of $45,000 incurred in connection with the liquidation were paid by the applicant's investment adviser.

Filing Date: The application was filed on April 25, 2019.

Applicant's Address: c/o U.S. Bancorp Fund Services, LLC, 777 East Wisconsin Avenue, Milwaukee, Wisconsin 53202.

For the Commission, by the Division of Investment Management, pursuant to delegated authority.

Eduardo A. Aleman
Deputy Secretary